THE REAL BROKERAGE INC.

Interim Condensed Consolidated Financial Statements
MARCH 31, 2022

(Unaudited)

Symbol: REAX | Building your future, **together**

THE REAL BROKERAGE, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
(Expressed in thousands of U.S. dollars)

	March 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash	$28,941	$29,082
Restricted cash	47	47
Investments in available-for-sale securities at fair value	8,475	8,811
Trade receivables	351	254
Other receivables	87	23
Prepaid expenses and deposits	1,448	448
TOTAL CURRENT ASSETS	39,349	38,665
NON-CURRENT ASSETS
Intangible assets	482	451
Goodwill	12,527	602
Property and equipment	532	170
Right-of-use assets	88	109
TOTAL NON-CURRENT ASSETS	13,629	1,332
TOTAL ASSETS	52,978	39,997

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8,053	6,604
Other payables	16,686	3,351
Lease liabilities	84	91
TOTAL CURRENT LIABILITIES	24,823	10,046
NON-CURRENT LIABILITIES
Lease liabilities	24	40
Accrued stock-based compensation	3,838	2,268
Warrants outstanding	386	639
TOTAL NON-CURRENT LIABILITIES	4,248	2,947
TOTAL LIABILITIES	29,071	12,993

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share Premium	63,704	63,397
Stock-based compensation reserves	11,858	6,725
Deficit	(34,440)	(30,127)
Other Reserves	(420)	(347)
Treasury Stock, at cost	(16,879)	(12,644)
EQUITY ATTRIBUTABLE TO OWNERS	23,823	27,004
Non-controlling interests	84	-
TOTAL EQUITY	23,907	27,004
TOTAL LIABILITIES AND EQUITY	52,978	39,997

THE REAL BROKERAGE, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts)

	For the Period Ended
	March 31, 2022	March 31, 2021
Revenues	$61,649	$9,309
Cost of Sales	55,787	8,072
Gross Profit	5,862	1,237

General and administrative expenses	5,374	2,305
Marketing expenses	3,716	650
Research and development expenses	1,039	1,995
Operating Loss	(4,267)	(3,713)

Other income	(179)	-
Finance expenses	164	65
Net Loss	(4,252)	(3,778)
Non-controlling interest	(61)	-
Net Loss Attributable to the Owners of the Parent	(4,313)	(3,778)
Other comprehensive income/(loss):
Unrealized losses on available for sale investment portfolio	(277)	-
Foreign currency translation adjustment	204	(45)
Comprehensive Loss	$(4,386)	$(3,823)
Loss per share
Basic and diluted loss per share	$(0.03)	$(0.04)
Weighted-average shares, basic and diluted	174,746	101,847

THE REAL BROKERAGE, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. dollar in thousands)

	Share Premium	Stock-Based Compensation Reserve	Foreign Exchange Translation Reserve	Investments Revaluations Reserve	Deficit	Treasury Stock	Non- Controlling Interests	Total Equity (Deficit)

Balance at, January 1, 2021	21,668	2,760	-	-	(18,448)	-	14,818	20,798
Total loss and comprehensive loss	-	-	5	(352)	(11,679)	-	-	(12,026)
Exercise of warrants	26,475	-	-	-	-	-	-	26,475
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(12,644)	-	(12,644)
Release of vested common shares from employee benefit trusts	229	-	-	-	-	-	-	229
Conversion of preferred shares into common shares	14,818	-	-	-	-	-	(14,818)	-
Exercise of stock options	207	-	-	-	-	-	-	207
Equity-settled share-based payment	-	3,965	-	-	-	-	-	3,965
Balance at, December 31, 2021	63,397	6,725	5	(352)	(30,127)	(12,644)	-	27,004

Balance at, January 1, 2022	63,397	6,725	5	(352)	(30,127)	(12,644)	-	27,004
Total loss and comprehensive loss	-	-	204	(277)	(4,252)	-	-	(4,325)
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(4,512)	-	(4,512)
Release of vested common shares from employee benefit trusts	284	-	-	-	-	277	-	561
Non-controlling interest	-	-	-	-	(61)	-	84	23
Exercise of stock options	23	-	-	-	-	-	-	23
Equity-settled share-based payment	-	5,133	-	-	-	-	-	5,133
Balance at, March 31, 2022	63,704	11,858	209	(629)	(34,440)	(16,879)	84	23,907

THE REAL BROKERAGE, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollar in thousands)

	For the Period Ended
	March 31, 2022	March 31, 2021
OPERATING ACTIVITIES
Net Loss	$(4,252)	$(3,823)
Adjustments for:
Depreciation	3	41
Equity-settled share-based payment transactions	937	2,748
Unrealized loss on short-term investments	277	-
Gain on short-term investments	(72)	-
Finance costs, net	109	110
Changes in operating asset and liabilities:
Trade receivables	(97)	(610)
Other receivables	(64)	197
Prepaid expenses and deposits	(1,000)	(74)
Accounts payable and accrued liabilities	1,449	1,807
Stock Compensation Payable (RSU)	1,570	107
Other payables	13,335	6
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	12,194	509

INVESTING ACTIVITIES
Purchase of property and equipment	(376)	(14)
Acquisition of subsidiaries consolidated for the first time	(7,445)	(1,165)
NET CASH USED IN INVESTING ACTIVITIES	(7,821)	(1,179)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(4,512)	-
Proceeds from exercise of stock options	23	-
Payment of lease liabilities	(23)	(20)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(4,512)	(20)

Net change in cash and cash equivalents	(273)	(690)

Cash and equivalents, beginning of year	29,082	21,226
Fluctuations in foreign currency	(2)	(9)
CASH AND CASH EQUIVALENTS, END OF YEAR	$28,941	$20,527
SUPPLEMETAL DISCLOSURE OF NON CASH ACTIVITIES
Cash grants payable as part of Expetitle acquisition	$75	-
Share-based compensation as part of Expetitle acquisition	$4,325	-

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

1. GENERAL INFORMATION

The Real Brokerage Inc. ("Real" or the "Company") is a technology-powered real estate brokerage firm, licensed in over 43 U.S. states, the District of Columbia, and 2 provinces in Canada with over 4,547 agents. Real offers agents a mobile focused tech-platform to run their business, as well as attractive business terms and wealth building opportunities.

The consolidated operations of Real include the wholly-owned subsidiaries of Real Technology Broker Ltd. incorporated on June 29, 2014 in Israel, Real PIPE, LLC incorporated on November 5, 2020 under the laws of the state of Delaware, Real Broker MA, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker CT, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker, LLC (formerly Realtyka, LLC) incorporated on October 17, 2014 under the laws of the state of Texas,  Real Broker Commercial LLC incorporated on July 29, 2019 under the laws of the state of Texas, The Real Title Inc. incorporate on January 1, 2021 under the laws of the state of Delaware, Real Broker BC Ltd. incorporated on February 23, 2021 in the province of British Columbia, Real Broker AB Ltd. incorporated on February 23, 2021 in the province of Alberta, and Real Broker ON Ltd incorporate on August 27 2021 in the province of Ontario.

On May 17, 2021, the TSX Venture Exchange (the "TSXV") accepted the Company's Notice of Intention to implement a normal course issuer bid ("NCIB"). Pursuant to the NCIB, the Company may, during the 12-month period commencing May 20, 2021 and ending May 20, 2022, purchase up to 7,170 common shares of the Company ("Common Shares"), being approximately 5% of the total 143,404 Common Shares issued and outstanding as of April 30, 2021. The Company repurchased 6,447 of common shares in the amount of $17,156 as of March 31, 2022. The purpose of the purchase of common shares under the NCIB is to enable the Company to acquire shares to satisfy the RSU Plan (see Note 10(D)) for more information. The NCIB shall terminate on the earlier of May 22, 2022 and the date on which the maximum number of Common Shares purchasable under the NCIB is acquired by the Company.

The Company appointed CWB Trust Services (the "Trustee") as the trustee for the purposes of arranging for the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying restricted share unit ("RSU") payments well as deal with other administration matters. Through the Trustee, RBC Capital Markets has been engaged to undertake purchases under the NCIB. RBC Capital Markets is required to comply with the TSXV NCIB rules in respect of the purchases of Common Shares as the Trustee is a non-independent trustee by the TSXV for the purposes of the NCIB rules.

The Common Shares acquired will be held by the Trustee until the same are sold in the market with the proceeds to be transferred to designated participants or until the Common Shares are delivered to designated participants, in each case under the terms of the Company's equity incentive plans to satisfy the Company's obligations in respect of redemptions of vested RSUs held by such designated participants. See Note 10.D for more information. A total of 250 Common Shares have been released from the trust to satisfy the Company's obligations in respect of redemptions of vested RSU held by designated participants.

On June 15, 2021 Real's common shares began trading on the NASDAQ Capital Market (the "NASDAQ") under the symbol "REAX". Trading of the Common Shares will continue on the TSXV under the same symbol, "REAX". The purpose of the NASDAQ listing is to enhance shareholder value through improved visibility and increased trading liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the interim consolidated financial statements for the period ended March 31, 2022.

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

A. Basis of preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company's annual audited consolidated financial statements for the period ended December 31, 2021. These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on May 6, 2022.

B. Significant judgments, estimates and assumptions

The preparation of Real's unaudited interim condensed consolidated financial statements require management to make judgments, estimates and assumptions that effect the amounts reported. In the process of applying Real's accounting policies, management was required to apply judgment in certain areas. Estimates and assumptions made by management are based on events and circumstances that existed at the unaudited interim condensed consolidated balance sheet date. Accordingly, actual results may differ from these estimates.

The significant judgments, estimates and assumptions in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's interim consolidated financial statements for the periods ended March 31, 2022 and 2021.

C. Basis for segmentation

In measuring its performance, the Company does not distinguish or group its operations on a geographical or on any other basis, and accordingly has a single reportable operating segment.  Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations, and an expectation of operating segments within a reportable segment, which have similar long-term economic characteristics.

The Company's Chief Executive Officer is the chief operating decision maker, and regularly reviews operations and performance on an aggregated basis. The Company does not have any significant customers or any significant groups of customers.

D. Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. The Company 'controls' an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date on which control commences until the date on which control ceases.

ii. Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated. Unrealized losses are eliminated in the same way unrealized gains, but only to the extent there is no evidence of impairment.

E. Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

F. Foreign currency translation

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the consolidated statement of loss and other comprehensive loss within accumulated other comprehensive loss.

Foreign operations

The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into U.S. dollars at exchange rates at the date of the transactions. When a foreign operation is disposed of in its entirety or partially such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of  the gain or loss on disposal.

3. PIPE TRANSACTION

On December 2, 2020, the Company completed an equity investment in private equity funds indirectly controlled by Insight Holdings Group, LLC (the "Insight Partners") for gross proceeds of USD $20 million (approximately CAD $26.28 million)

Insight Partners were issued 17,287 preferred units (the "Preferred Units") of a newly and wholly owned subsidiary of the Company, Real PIPE, LLC formed under the laws of the State of Delaware, that were exchangeable into the same number of Common Shares and 17,287 Common Share purchase warrants of the Company that were exercisable for Common Shares ("Warrants"). Each Warrant entitled the holder to subscribe and purchase one Common Share at an exercise price of $1.48 (CAD $1.9) for a period of 5 years, subject to certain acceleration terms.

On June 15, 2021, in connection with the listing of Real's common shares on the NASDAQ, Real delivered an Acceleration Notice to certain funds managed by Insight Partners providing for the acceleration of the expiry date to June 30, 2021, of an aggregate 17,287, previously issued Warrants. All Warrants held by Insight Partners were exercised into Common Shares for gross proceeds of $26.6 million (CAD $32.8 million) on June 28, 2021.

On August 3, 2021, Insight Partners were issued an aggregate of 17,287 Common Shares in exchange of the Insight Partners' Preferred Units in connection with the Forced Exchange Event.

4. REALTYCRUNCH ACQUISITION

On January 11, 2021, Real completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. (the "RealtyCrunch Transaction"). The RealtyCrunch Transaction was settled in cash for an aggregate purchase price of USD $1,100 plus 184 Common Share purchase warrants of Real. Each warrant is exercisable into one Common Share at a price of CAD $1.36 for a period of four years. In connection with the RealtyCrunch Transaction, Real also granted 2,441 stock options ("Options"), which vest over a 4-year period. The Company has determined the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and has completed the determination to allocate purchase price among the assets purchased and amount attributable to goodwill. The expense incurred related to the acquisition was $38 for the year ended December 31, 2021.

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

The following table summarizes the fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Balance at, March 31, 2022
Identifiable assets acquired and goodwill
Proprietary Technology	563
Goodwill	602
Total Purchase Price	1,165
Cash Paid	1,100
Warrants Issued	65

We have completed the valuation of the acquired assets and assumed liabilities and have assigned $563 as the fair value of the Company's developed technology and $602 as the residual goodwill.

5. SCOTT BENSON REAL ESTATE INC.

On December 3, 2021, Real completed the acquisition of the common shares of Scott Benson Real Estate Inc in Ontario, Canada. The transaction was settled in immaterial cash for an aggregate purchase price of one CAD Dollar. The Company has determined the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and recorded an immaterial gain from bargain purchase. The Company has 12 months from the date of purchase to determine the purchase price allocation among the purchased assets and liabilities assumed and do not expect material adjustments to the bargain gain that was recognized.

6. EXPETITLE ACQUISITION

On January 21, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. ("Expetitle") pursuant to a stock purchase agreement dated January 20, 2022 (the "Expetitle Transaction"). As part of the Expetitle Transaction, the Company also acquired 51% ownership of five subsidiaries of Expetitle Inc. The noncontrolling interest in these five companies is noted in Statement of Financial Position. The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was comprised from cash consideration of $7,432 payable at the closing of the Expetitle Transaction and contingent consideration of  $800 in cash subject to escrow, that will be released after twelve (12) months upon the satisfaction or waiver of the following terms and conditions: (i) the key employees remaining at their current position with the Company for at least twelve (12) months after the Closing Date and (ii) Expetitle will become licenced to operate in at least fifteen states, including the current states of operation, Florida, Georgia, and Texas. Such contingent consideration was assessed as zero as we believe that it is probable that these conditions will not be met.

As part of the Expetitle transaction, Real also granted an aggregate of 700 Options and an aggregate of 1,100 RSUs to members of the Expetitle team. The fair value of those options was $4,766 from which $4,325 was determined to be part of the consideration and $451 that were recorded immediately to the statement of loss and comprehensive loss as post transaction employees compensation which vests immediately.  The Options are exercisable for a period of 3 years at $3.60 per share. In addition and as part of the transaction, the Company also provided cash grants to the Expetitle Inc. employees in the amount of $168. The Company has determined the Expetitle Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination and has 12 months from the date of purchase to determine the purchase price allocation among the assets purchased and any amounts attributable to goodwill.

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

Balance at January 21, 2022
Recognized amounts of assets acquired and liabilities assumed
Cash	80
Other Current Assets	42
In Trust Cash	960
Accounts Payables and Accrued Liabilities	(103)
Held in Trust Funds	(960)
Other Payables	(19)
Net Assets Acquired	-

Consideration
Cash	7,432
Contingent consideration	-
Cash grants to Employees recognized as liabilities	75
Cash grants to Employees	93
Equity-settled shared-based consideration	4,325
Total Consideration	11,925

Cash Flow
Total Consideration	(11,925)
Cash Acquired	80
Cash grants to Employees recognized as liabilties	75
Equity-settled share-based payment	4,325
Cash From Investing Activities	(7,445)

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

7. REVENUE

REVENUE STREAMS AND DISAGGREGATION OF REVENUE FROM CONTRACTS WITH CUSTOMERS

In the following table, revenue from contracts with customers is disaggregated by major service lines as well as timing of revenue recognition.

	For the Period Ended
	March 31, 2022	March 31, 2021
Main revenue streams
Commissions	60,506	9,259
Title	402	-
Fee Income	446	-
Other	295	50
Total Revenue	61,649	9,309

Timing of Revenue Recognition
Products transferred at a point in time	61,354	9,259
Revenue from Contracts with Customers	61,354	9,259

Other revenue	295	50
Total Revenues	61,649	9,309

8. EXPENSES BY NATURE

	For the Period Ended
	March 31, 2022	March 31, 2021
Cost of Sales	55,787	8,072

Operating Expenses
General and Administration Expense	5,374	2,305
Salaries and Benefits	2,165	69
Stock Based Compensation for employees	1,121	973
Administrative Expenses	351	73
Professional Fees	1,419	273
Depreciation Expense	3	42
Other General and Administrative Expenses	315	875
Marketing Expenses	3,716	650
Salaries and Benefits	112	98
Stock Based Compensation for employees	11	-
Stock Based Compensation for agents	582	207
Revenue Share	2,703	261
Other Marketing and Advertising Cost	309	84
Research and Development Expenses	1,039	1,995
Salaries and Benefits	392	392
Stock Based Compensation for employees	73	1,568
Other Research and Development	574	35
Total Cost of Sales and Operating Expenses	65,916	13,022

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

Finance Expenses

The following table summarizes detail behind Finance costs as reported in the unaudited interim condensed consolidated Statement of Income (Loss)

	For the Period Ended
Description	March 31, 2022	March 31, 2021
Unrealized Losses (Gains)	(253)	56
Realized Losses (Gains)	55	-
Bank Fees	52	7
Interest Expense (Income)	309	2
Other	1	-
Total Finance Expenses	164	65

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

9. LOSS PER SHARE

  BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of shares of common stock outstanding plus, if potentially dilutive common shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

	For the Period Ended
(in thousands of shares)	March 31, 2022	March 31, 2021
Issued ordinary shares at the beginning of the period	170,483	101,847
Effect of Warrant Exercise	4,263	-
Weighted-average numbers of ordinary shares	174,746	101,847

Loss per share
Basic and diluted loss per share	(0.03)	(0.04)

10. SHARE-BASED PAYMENT ARRANGEMENTS

A. Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock-option plan that entitles key management personnel and employees to purchase shares in the Company. Under the stock-option plan, holders of vested options are entitled to purchase shares based for the exercise price as determined at grant date.

On February 26, 2021, the Company established an omnibus incentive plan providing for up to 20% of the Company's issued and outstanding common shares as of the date thereof (being 35,641,226 common shares, less common shares previously outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees and consultants of the Company (the "Omnibus Incentive Plan"). The Omnibus Incentive Plan and each grant thereunder is subject to approval of the shareholders of the Company.

Grant Date	Number of Instruments	Vesting Conditions	Contractual Life of Options
Balance December 31, 2020	13,813
On January, 2020	60	25% on first anniversary, then quarterly vesting	10 years
On March, 2020	244	immediate	10 years
On March, 2020	100	quarterly vesting	10 years
On March, 2020	250	25% on first anniversary, then quarterly vesting	10 years
On January, 2021	2,441	25% immediately, 25% on first anniversary, then quarterly vesting	10 years
On January, 2021	165	25% on first anniversary, then quarterly vesting	10 years
On January, 2021	1,670	quarterly vesting	10 years
On March, 2021	241	25% on first anniversary, then quarterly vesting	10 years
On March, 2021	114	quarterly vesting	10 years
On May, 2021	190	25% on first anniversary, then quarterly vesting	10 years
On May, 2021	705	3 years quarterly	10 years
On August, 2021	65	25% on first anniversary, then quarterly vesting	10 years
On August, 2021	450	quarterly vesting	10 years
On November, 2021	1,220	25% on first anniversary, then quarterly vesting	10 years
On November, 2021	559	3 years quarterly	10 years
Balance December 31, 2021	22,287

On March, 2022	240	3 years quarterly vest	10 years
Balance March 31, 2022	22,527

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

B. Measurement of fair values

The fair value of the stock-options has been measured using the Black-Scholes formula which was also used to determine the Company's share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair values at the grant and measurement date were as follows:

	March 31, 2022	December 31, 2021
Share price	$2.27	$3.69
Exercise price	$2.45 to $2.88	$0.87 to $3.40
Expected volatility (weighted-average)	156.0%	156.0%
Expected life (weighted-average)	3 to 10 years	10 years
Expected dividends	- %	- %
Risk-free interest rate (based on US government bonds)	1.95%	1.45%

Expected volatility has been based on an evaluation of historical volatility of the company's share price.

C. Reconciliation of outstanding stock-options

	March 31, 2022		December 31, 2021
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	20,815	$0.81	12,851	$0.27
Granted	240	2.77	8,474	1.70
Forfeited/ Expired	(888)	-	(370)	-
Exercised	(77)	(0.30)	(140)	(0.13)
Outstanding at end of year	20,090	$0.89	20,815	$0.71
Exercisable as at end of year	11,461		10,295

The stock-options outstanding as of March 31, 2022 had a weighted average exercise price of $0.89 (December 31, 2021: $0.71) and a weighted-average contractual life of 3 to 10 years (December 31, 2021: 10 years).

D. Restricted share unit plan

Restricted share unit plan

On September 21, 2020, the Company established a restricted share unit plan. Under the plan agents are eligible to receive RSUs that, upon vesting, entitled the holder to a Common Share or cash payment in lieu of a Common Share. The RSUs are earned in recognition of personal performance and ability to attract agents to Real. The expense recognized in relation to these awards for the period ended March 31, 2022 was $603. The stock compensation attributable to agent growth was classified as marketing expense. The stock compensation award granted to FTEs was classified as General and Administrative expense on the unaudited interim condensed consolidated statements of loss and comprehensive loss.

RSUs awarded in the agent incentive program purchase plan are based on a percentage of commission withheld to purchase Common Shares. These RSUs are expensed in the period in which those awards are deemed to be earned with a corresponding increase in liability. All awards under this plan are subject to a 12-month holding period. The liability will be classified into equity after the 12-month holding period has passed. The company will grant an additional 25% of shares as a bonus after the 12-month holding period has passed. The bonus RSUs are expensed in the period the original award is deemed earned with a corresponding increase in stock-based compensation reserve.

RSUs awarded for personal performance and the ability to attract agents earned in recognition of personal performance conditions and are subject to a 3-year vesting period. The Company recognizes this expense during the applicable vesting period based upon the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock-based compensation reserve.

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

The following table illustrates changes in the Company's stock compensation liability for the periods presented:

Amount
Balance at, December 31, 2020	15
Stock Grant Liability Increase	2,482
Stock Grants Released from liability to equity	(229)
Balance at, December 31, 2021	2,268
Stock Grant Liability Increase	1,847
Stock Grants Released from liability to equity	(277)
Balance at, March 31, 2022	3,838

The following table illustrates the Company's stock activity (in units) for the restricted share unit plan.

Amount
Balance at, December 31, 2020	121
Granted	3,951
Vested and Issued	(76)
Forfeited	(31)
Balance at, December 31, 2021	3,965
Granted	1,747
Vested and Issued	(174)
Forfeited	(39)
Balance at, March 31, 2022	5,499

The following table provides a detailed breakdown of the stock-based compensation expense as reported in the Consolidated Statement of Loss and Comprehensive Loss.

Stock Based Compensation Expense

	March 31, 2022			March 31, 2021
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Marketing Expenses - Agent Stock Based Compensation	280	302	582	147	60	207
Marketing Expenses - FTE Stock Based Compensation	9	2	11	-	-	-
Research and Development - FTE Stock Based Compensation	64	9	73	1,568	-	1,568
General and Administrative - FTE Stock Based Compensation	584	535	1,119	973	-	973
Total Stock Based Compensation	937	848	1,785	2,688	60	2,748

11. CASH

	March 31, 2022	December 31, 2021
Cash	28,941	29,082
Restricted Cash	47	47
Total Cash	28,988	29,129

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

12. INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

Description	Cost	Deposit / (Withdrawal)	Dividends, Interest & Income	Gross Unrealized Losses	Estimated Fair Value March 31, 2022
U.S. Government Bonds	5,033	-	64	(126)	4,972
Municipal Bonds	2,900	(132)	8	(133)	2,643
Alternative Strategies	878	-	-	(18)	860
Short Term Investments	8,811	(132)	72	(277)	8,475

Investment securities are recorded at fair value. The company's investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities and certain corporate entities. Alternative strategies include number of securities such as Bank Loans, Treasury Notes, Treasury futures, Currencies, FX Forwards, FX Futures, FX Swap, Corporate Debt, Federal Reserve Repos and mortgage-backed securities. The products in investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss). An unrealized loss exists when the current fair value of an individual security is less than the amortized cost basis.

13. PROPERTY AND EQUIPMENT, INTANGIBLE ASSETS

Reconciliation of Carrying Amounts

	Computer Equipment	Software	Furniture and Equipment	Total
Cost
Balance at December 31, 2020	33	-	69	102
Additions	172	-	-	172
Balance at December 31, 2021	205	-	69	274
Additions	144	232	-	376
Balance at March 31, 2022	349	232	69	650
Accumulated Depreciation
Balance at December 31, 2020	24	-	64	88
Depreciation	15	-	1	16
Balance at December 31, 2021	39	-	65	104
Depreciation	14	-	-	14
Balance at March 31, 2022	53	-	65	118

Carrying Amounts
Balance at December 31, 2021	166	-	4	170
Balance at March 31, 2022	296	232	4	532

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

	Intangible Assets	Goodwill	Total
Cost
Balance at December 31, 2020	-	-	-
Additions	564	602	1,166
Balance at December 31, 2021	564	602	1,166
Additions	-	11,925	11,925
Balance at March 31, 2022	564	12,527	13,091
Accumulated Depreciation
Balance at December 31, 2020	-	-	-
Depreciation	113	-	113
Balance at December 31, 2021	113	-	113
Depreciation	(32)	-	(32)
Balance at March 31, 2022	81	-	81

Carrying Amounts
Balance at December 31, 2021	451	602	1,053
Balance at March 31, 2022	482	12,527	13,009

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

14. CAPITAL AND RESERVES

Share capital and share premium

All Common Shares rank equally with regards to the Company's residual assets. Preference shareholders participate only to the extent of the face value of the shares.

	Share Premium		Non-controlling Interests		Non-redeemable Preference Shares
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
In issue at beginning of year	50,753	21,668	-	14,818	-	-
Issued for cash	-	26,475	-	-	-	-
Conversion	-	14,818	-	(14,818)	-	-
Exercise of stock options	23	207	-	-	-	-
Acquisition of common shares for RSU Plan	(4,512)	(12,644)	-	-	-	-
Release of vested common shares from employee benefit trusts	561	229	-	-	-	-
Non-controlling interest	-	-	84	-	-	-
In issue at end of year - fully paid	46,825	50,753	84	-	-	-
Authorized (thousands of shares)	Unlimited	Unlimited	Unlimited	Unlimited	66,000	66,000

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

Share Consolidation and Share Split

On May 26, 2021, the Company consolidated all of its issued and outstanding Common Shares the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares.

On July 12, 2021, the Company implemented a forward split of all of its issued and outstanding Common Shares on the basis of four (4) post-split Common Shares for each one (1) pre-split Common Share.

Non- controlling interests

On December 2, 2020, the Company completed the Insight Partners investment whereby a wholly owned subsidiary of the Company issued 17,287 Preferred Units at a price of $1.19 (CAD $1.52) per Preferred Unit. The Company also issued 17,287 Warrants, each exercisable into one common share at a price of $1.48 (CAD $1.9)

On June 28, 2021, all Warrants held by the Insight Partners were exercised for an aggregate gross price of $26.6 million (CAD $32.8 million)

On August 3, 2021, the Insight Partners were issued an aggregate of 17,287 Common Shares in the exchange of all of the Preferred Units.

On January 21, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. ("Expetitle"). As part of this transaction, the company also acquired non-controlling interest of $84 which includes the income/ (loss) allocated to non- controlling interest holders of certain subsidiaries of Expetitle Inc.

15. CAPITAL MANAGEMENT

Real defines capital as its equity. It is comprised of, common shares, contributed capital, retained deficit and accumulated other comprehensive loss. The Company's capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real's objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company's capital management policies during the periods ended March 31, 2022 and December 31, 2021.

The following table presents liquidity:

	For the Period Ended
	March 31, 2022	December 31, 2021
Cash	28,941	29,082
Restricted Cash	47	47
Other Receivables	87	23
Short term investments	8,475	8,811
Total Liquidity	37,550	37,963
Loans and Borrowings	-	-

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

16. LEASE LIABILITY AND RIGHT OF USE ASSET

The Company subleases corporate office in New York, NY under a lease agreement dated December 1, 2017, and the lease expires on June 30, 2023. A summary of the changes in the right-of-use asset for the periods ended March 31, 2022 and December 31, 2021 is as follows:

Right-of-Use Asset
Cost
Balance at December 31, 2020	502
Additions	-
Balance at December 31, 2021	502
Additions	-
Balance at March 31, 2022	502
Accumulated Depreciation
Balance at December 31, 2020	309
Depreciation	84
Balance at December 31, 2021	393
Depreciation	21
Balance at March 31, 2022	414

Carrying Amounts
Balance at December 31, 2021	109
Balance at March 31, 2022	88

On December 1, 2017, the Company entered into operating lease agreement which resulted in the lease liability of $131 (undiscounted value of $135, discount rate 4%). This liability represents the monthly lease payment from January 1, 2022 to June 30, 2023. A summary of changes in the lease liability during the periods ended March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
Maturity analysis - contractual undiscounted cash flows
Less than one year	87	94
One year to five years	24	41
More than five years	-	-
Total undiscounted lease liabilities	111	135
Lease liabilities included in the balance sheet	108	131
Current	84	91
Non-current	24	40

The following is a schedule of the Company's future lease payments (base rent portion) under lease obligations:

Future lease payments
April 1, 2022 to March 31, 2023	87
April 1, 2023 to June 30, 2023	24
Total undiscounted lease payments	111
Less: imputed interest	(3)
Lease liability as at March 31, 2022	108

17. OTHER PAYABLES

The other payables primarily consist of Escrow Funds Payables. This is the cash held in escrow by the Company's brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding customer deposit liability until the funds are released.

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

	March 31, 2022	December 31, 2021
Escrow Funds Payables	16,135	3,264
Other Payables	551	91
Total Other Payables	16,686	3,351

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

18. FINANCIAL INSTRUMENTS - FAIR VALUE AND RISK MANAGEMENT

A. Accounting classifications and fair values

	For the Year Ended December 31, 2021
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	8,811	8,811
Total Financial Assets Measured at Fair Value (FV)	-	-	-	8,811	8,811
Financial Assets Not Measured at Fair Value (FV)
Cash	29,082	-	29,082	29,082	29,082
Restricted Cash	47	-	47	47	47
Trade Receivables	254	-	254	254	254
Other Receivables	23	-	23	23	23
Total Financial Assets Not Measured at Fair Value (FV)	29,406	-	29,406	29,406	29,406
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	6,604	6,604	6,604	6,604
Other Payables	-	3,351	3,351	3,351	3,351
Total Financial Liabilities Not Measured at Fair Value (FV)	-	9,955	9,955	9,955	9,955

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

	For the Year Ended March 31, 2022
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	8,475	8,475
Total Financial Assets Measured at Fair Value (FV)	-	-	-	8,475	8,475
Financial Assets Not Measured at Fair Value (FV)
Cash	28,988	-	28,988	28,988	28,988
Trade Receivables	351	-	351	351	351
Other Receivables	87	-	87	87	87
Total Financial Assets Not Measured at Fair Value (FV)	29,426	-	29,426	29,426	29,426
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	8,053	8,053	8,053	8,053
Other Payables	-	16,686	16,686	16,686	16,686
Total Financial Liabilities Not Measured at Fair Value (FV)	-	24,739	24,739	24,739	24,739

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

B. Transfers between levels

During the periods ended March 31, 2022 and December 31, 2021, there have been no transfers between Level 1, Level 2 and Level 3.

C. Financial risk management

The Company has exposure to the following risks arising from financial instruments:

- credit risk (see (ii));

- liquidity risk (see (iii));

- market risk (see (iv)); and

- investment risk (see (v)).

i. Risk management framework

The Company's activity exposes it to a variety of financial risks, including credit risk, liquidity risk, market risk and investment risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company's finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company's audit committee oversees how management monitors compliance with the Company's risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

Loss rates are calculated using a 'roll rate' method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different CGUs based on the following common credit risk characteristics - geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company's view of economic conditions over the expected lives of the receivables.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

Trade receivables and contract assets

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

As at March 31, 2022, the exposure to credit risk for trade receivables and contract asset by geographic region was as follows:

	March 31, 2022	December 31, 2021
US	121	230
Other Regions	230	24
Trade Receivables	351	254

The Company uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small balances.

iii. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

iv. Market risk

Market risk is the risk that changes in market prices - e.g. foreign exchange rates, interest rates and equity prices - will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars, Israeli shekel and Canadian dollar.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar (USD), Israeli shekel (ILS), or Canadian Dollar (CAD) against all other currencies in which the Company operates as of March 31, 2022 and December 31, 2021 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	Average Rate		Period-end Spot Rate
	Strengthening	Weakening	Strengthening	Weakening
Balance at, March 31, 2022
CAD (-5% movement)	8	(8)	10	(10)
ILS (-5% movement)	20	(20)	65	(65)
Balance at, December 31, 2021
CAD (-5% movement)	43	(43)	4	(4)
ILS (-5% movement)	39	(39)	54	(54)

THE REAL BROKERAGE, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2022 and 2021 (U.S. dollar in thousands unless otherwise noted)

Foreign Currency Risk Management

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
CAD	(13,973)	(1,331)	14,016	3,291
ILS	(109)	(1,420)	7,934	191
Total Exposure	(14,082)	(2,751)	21,950	3,482

v. Investment risk

The Company invested funds from the Insight Partners investment transaction into a managed investment portfolio, exposing it to risk of losses based on market fluctuations. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. Funds apportioned for investment are allocated accordingly to the investment guidelines set forth by Management. Investments are made in U.S. currency.

The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

Information about the Company's investment activity is included in Note 13.

19. COMMITMENTS AND CONTINGENCIES

The Company may have various other contractual obligations in the normal course of operations. The Company is not contingently liable with respect to litigation, claims and environmental matters, including those that could result in mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

20. KEY MANAGEMENT PERSONNEL

The Company's key management personnel are comprised of the CEO, the CFO, the Chief Technology Officer and other members of the executive team. Executive officers participate in the Company's stock option program (see Note 0). Directors and officers of the Company control approximately 15.19% of the voting shares of the Company. Key management personnel compensation for the period consistent of the following:

	Period Ended
	March 31, 2022	March 31, 2021
Salaries and Benefits	600	271
Consultancy	-	90
Stock-based Compensation	497	2,026
Compensation Expenses Related to Management	1,097	2,386